

January 18, 2012

<u>Via Facsimile</u>
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

> **Re:** **ATVROCKN**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your responses to the comments in our letter dated December 19, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note throughout the prospectus that you have deleted language indicating that you are considered a shell company. We note that you have a limited history and limited operations and assets. We further note that you disclose on page 1 and throughout that you are "in the process of beginning [your] operations." In this regard, please revise the prospectus throughout to reinsert such language and to clarify that you are considered a shell company.

2. Please revise the prospectus throughout to remove any text which has been annotated with a strike-through and to remove any superfluous underlining. For example and without limitation, refer to the Selling Security Holder section on page 18 and the Work Experience section on page 37.

Registration Statement Cover Page

3. We note your response to our prior comment 1 and reissue in part. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your preferred stock as there is no market for your preferred stock. Rule 457(o) of the Securities Act of 1933 also does not appear to be the applicable subsection to calculate the fee associated with your common stock. For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee

and revise footnote 2 as applicable. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

4. Refer to the registration fee for your preferred stock. We note that the accompanying registration fee does not appear to be properly calculated. In this regard, we note that the "Proposed Maximum Aggregate Offering Price" does not appear to be properly calculated based on a fixed offering price of $0.001 per share. Please revise.

5. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable to your transaction, although Rule 416(b) automatically provides for such increases in the case of stock splits and stock dividends. Please provide us an analysis explaining your use of Rule 416 or revise your fee table footnote to remove references to Rule 416.

Prospectus Cover Page

6. Refer to the first three lines of the prospectus cover page. For clarity, please revise here to disclose the price that you are offering the 1) 1,250,000 shares of preferred stock, 2) 125,000,000 shares of common stock held by the selling shareholder and 3) 500,000 shares of common stock being offered by you.

7. We note your response to our prior comment 4 and reissue in part. We note your disclosure which states that "Neither [y]our preferred stock nor common stock are not quoted on any exchange or in the over-the-counter market." Please revise the fifth sentence of the sixth paragraph to remove the double negative language as it does not appear to be a true statement.

Prospectus Summary, page 3

Our Company, page 3

8. We note your disclosure in the fourth paragraph that based on your current burn rate and cash reserves you will run out of funds in June 2012. Please revise to disclose your current cash balance as of the most recent practicable date. Please also revise the "Liquidity and Capital Resources" section on page 35 accordingly.

9. We note your responses to our prior comments 5 and 17. Amounts and timing of such associated with the Berger note through May 23, 2013 are known cash outflows due within the business plan timeframe described on page 34. Moreover, there appears to be substantial significance attributed to the specialized tooling mold that secures the note in regard to your ability to sustain future operations. For these reasons, we believe the all amounts and timing of such associated with the note should be addressed in any discussion of your future liquidity and cash flows so that investors may have a complete understanding of your relatively near term cash flow prospects and the impact of such on your operations. Please expand your disclosure to address all payments and timing of such associated with the Berger note here and in each instance in your filing in which future liquidity and cash flows are discussed (for example, MD&A, applicable risk factors). Any uncertainty associated with satisfying amounts associated with the Berger note and related consequences should also be addressed in this disclosure.

The Offering, page 4

10. Refer to the last sentence of page 4. Revise to clarify that you are offering the 125,000,000 shares of common shares by the selling shareholder at "$0.01" per share. We note your disclosure that you are offering the respective shares at "$0.001" per share.

Selected Financial Data, page 5

11. The second paragraph should also refer to the unaudited financial statements included elsewhere in the prospectus. Please revise.

12. Within the "Income Statement Data," the line "net loss" should be described as "operating loss." Please revise.

Risk Factors, page 6

3. We May Not Be Able To Attain Profitability, page 7

13. The financial statements for the quarter ended August 31, 2011 referred to in the first sentence should be described as "unaudited." Please revise.

4. We Have An Outstanding Promissory Note, page 7

14. You identify the need to generate sufficient revenues or find other financing to pay off the note by May 23, 2012. Please revise to discuss the consequences if the note is not paid off on this date or thereafter as appropriate.

Financial Statements, page 45

15. Please update the interim period financial statements and related disclosures contained in the filing to your next interim period ended November 30, 2011, pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, pages F-6a and F-4b

16. Based on the information you have provided to us in your responses, in your disclosures and from the terms and conditions of the "Promissory Note between ATVRockN and Dan Berger" contained in Exhibit 10.1, it appears that the pay off fee/prepayment penalty associated with the note is a present obligation that should be accrued. However, it is not clear that accrual of this obligation is reported in the financial statements within the filing. Please advise.

Exhibit 10.1

17. Our concern is that your disclosures in regard to the "Promissory Note between ATVRockN and Dan Berger dated May 23, 2011" may not be fully consistent with or representative of the terms and conditions of the note agreement contained in this exhibit. For example, your response to our prior comment 24 states that it is the parties understanding that May 23, 2013, the second milestone, prevails as an event of default. However, it is not clear within the note agreement that this is the case. In particular, paragraph 5(A) of the agreement specifies failure of you to make payment of principal and/or interest on the maturity date is an event of default, with May 23, 2012 specified in the agreement as a maturity date. Also, it is not clear what, if any, consequences are associated with nonpayment of amounts related to the note on the first maturity date of May 23, 2012. Additionally, pursuant to paragraph 2(B) of the note agreement, it appears that the amount due and payable on the note on May 23, 2013 is $35,000 plus any accrued and unpaid interest, but your current disclosures concerning this note do not appear to indicate this. Please advise and revise, as appropriate, your disclosures in the notes to the financial statements and elsewhere in the filing where this promissory note is discussed. If terms and conditions of the note have been revised or supplemented from those contained in the present agreement filed as Exhibit 10.1, please file the revised agreement or supplemental provisions as an exhibit to your filing.

Exhibit 23.1

18. Please include a currently dated consent of the independent registered public accountant in any amendment of this filing.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via Facsimile
       Thomas C. Cook, Esq.